February 10, 2006


By facsimile to (214) 659-4401 and U.S. Mail


Mr. Xiangqian Li
Chairman, President, and Chief Executive Officer
China BAK Battery, Inc.
BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen, People`s Republic of China

RE:	China BAK Battery, Inc., formerly known as Medina Coffee,
Inc.
	Amendments 1 and 2 to Annual Report on Form 10-KSB for the
fiscal year ended 	September 30, 2005 and Quarterly Report on
Form
10-QSB for the quarter ended 	December 31, 2005
	Filed January 31, 2006, February 2, 2006, and February 9,
2006
File No. 0-49712

Dear Mr. Li:

	We reviewed the filings and have the comments below.

10-KSB/A1

Item 8A.  Disclosure Controls and Procedures

1. Refer to prior comment 2. We note the statement in the 10-KSB/A1 that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were not effective to ensure that material information relating to China BAK
Battery is made known to them by others within China BAK Battery, particularly during the period in which the report was prepared. We note also the statement in the December 31, 2005 10-QSB that your chief executive officer and chief financial officer concluded that as of December 31, 2005 your disclosure controls and procedures were effective in timely alerting them to material information relating to
China BAK Battery required to be included in its Exchange Act reports. Revise to clarify, if true, in future filings that:

* Management, including your chief executive officer and chief financial officer, concluded that your controls and procedures are designed and are effective to give reasonable assurance that the information required to be disclosed by China BAK Battery in reports that it files under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Commission.

* Your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that China BAK Battery files or submits under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions on required disclosure.

	See Exchange Act Rule 13a-15(e).

2. Refer to prior comment 3. We note your statement that "A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that its objectives will be met."
Revise to state clearly, if true, in future filings that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures in future filings. See section II.F.4. of Release No. 34-47986 that is available on the Commission`s website at www.sec.gov.

December 31, 2005 10-QSB

3. As discussed by telephone on February 10, 2006 with Robin Bradford, Esq., China BAK Battery is no longer a small business issuer because it has exceeded the public float limit at the end of two consecutive fiscal years. See Item 10(2)(iii) of Regulation S-B.
Thus, China BAK Battery must exit the small business disclosure system and not use Form 10-QSB for its quarterly reports in future filings. China BAK Battery is to continue to use Form SB-2 for the two registration statements under review because China BAK Battery satisfied the eligibility requirements to use the form when the initial registration statements were filed.


Other

4. When responding to our comments on the 10-KSB/A1 and December
31,
2005 10-QSB, provide a written statement from China BAK Battery in which China BAK Battery acknowledges that:

* China BAK Battery is responsible for the adequacy and accuracy of the disclosure in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* China BAK Battery may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

Closing

	File a response tagged as correspondence on the EDGAR system that keys the responses to the comments. If China BAK Battery thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the responses to the comments and any supplemental information.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Nevada Agency and Trust Company
	Agent for Service, China BAK Battery, Inc., f/k/a Medina
Coffee,
Inc.
	50 West Liberty Street, Suite 880
	Reno, NV 89501

	Robin Bradford, Esq.
	Andrews Kurth LLP
	1717 Main Street, Suite 3700
	Dallas, TX 75201



Mr. Xiangqian Li
February 10, 2006
Page 2








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE